

June 22, 2005

Room 4561

Eugene N. Larabie, President
Palomine Mining Inc.
595 Howe Street, Suite 507
Vancouver, BC, CANADA V6C 2T5

Re: Palomine Mining Inc.
      Amendment no. 2 to Form SB-2
      Registration no. 333-123465

Dear Mr. Larabie:

We have reviewed your amendment and have the following comments.

Risk Factors
Plan of Operations

1. Please update the status of your phase one and two exploration programs in your plan of operations and in your risk factors

Part II
Exhibit 23

2. Prior comments 8 and 21. We are unable to continue the examination of your registration statement without the requested geological report. Please furnish this as soon as possible.

Financial Statements
General

3. Please include a currently dated consent of the independent accountants in any amendment to the registration statement.

4. You should be aware that the financial statements must be updated after June 14, 2005. Refer to Item 310(g) of Regulation S-B.

<u>Closing</u>

You may contact Donald Wiland at (202) 551-3392 or Terence O'Brien, Branch Chief – Accounting at (202) 551-3355 with any questions regarding comments on the financial statements and related matters. Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Joseph J. Emas
       Attorney at Law
       1224 Washington Avenue
       Miami Beach, FL 33139
       Fax no. (305) 531-1274